

Mail Stop 4631

August 4, 2009

Mr. Vincent S. Miceli
Chief Financial Officer
Panolam Industries International, Inc.
20 Progress Drive
Shelton, CT 06484

> **Re: Panolam Industries International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 333-78569**

Dear Mr. Miceli:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant